This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

January 4, 2007

Item 3.

Press Release

Issued on January 4, 2007, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. announces that effective December 29, 2006, the private placement financing announced on December 21, 2006 has closed.  The Company has issued 900,000 flow-through units for gross proceeds of $405,000, each unit consisting of one common share without par value and one-half of a non-transferable share purchase warrant entitling the holder thereof to purchase an additional common share at a price of $0.75 per share until the close of business on the day which is one year from the date of issue of the warrant.  The securities issued are subject to a four month hold period expiring May 4, 2007.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 4th day of January, 2007.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Thursday, January 4, 2007

Contact:

Investor Relations

(No.2007-01-01)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Minerals Inc. Completes

$405,000 Non-Brokered Private Placement

Vancouver, British Columbia – January 4, 2007 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce that effective December 29, 2006, the private placement financing announced on December 21, 2006 has closed.  The Company has issued 900,000 flow-through units for gross proceeds of $405,000, each unit consisting of one common share without par value and one-half of a non-transferable share purchase warrant entitling the holder thereof to purchase an additional common share at a price of $0.75 per share until the close of business on the day which is one year from the date of issue of the warrant.  The securities issued are subject to a four month hold period expiring May 4, 2007.

The Company paid an aggregate of $17,955 as finders’ fees on a portion of the private placement.

The proceeds will be used as part of the overall 2007 budget for exploration of the Company’s uranium claims located in and around the Athabasca basin in Saskatchewan.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is exploring the Canyon Coin project, located on the north side of the Athabasca Basin and six uranium exploration projects in Wyoming and three projects in South Dakota.  The Company also has three properties in southwest Nevada which are being examined and has acquired over 80,000 square kilometers of uranium prospecting concessions in Mali, West Africa.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, CA

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.